EXHIBIT 2.1

August 26, 2014

VIA ELECTRONIC MAIL AND FEDERAL EXPRESS

Mr. Jeffrey E. Holman Vapor Corp. 3001 Griffin Road Dania Beach, FL 33312

Re:  Vapor Corp. / International Vapor Group, Inc.

Dear Mr. Holman:

Reference is made to the Asset Purchase Agreement dated May 14, 2014 by and among Vapor Corp. (“VPCO”), IVGI Acquisition, Inc. (“Buyer”), International Vapor Group, Inc. (“IVG”), the Sellers’ Representatives and the other parties thereto, as amended by that certain First Amendment entered into on July 25, 2014 (the “Agreement”), and to the Secured Promissory Note dated July 28, 2014 made by IVG in favor of VPCO (the “Note”). All capitalized terms used but not defined herein shall have the meaning set forth in the Agreement.

Buyer and IVG acknowledge and agree that the Agreement is hereby terminated by the mutual consent of Buyer and IVG pursuant to Section 9.1.1 of the Agreement, effective as of the date of this letter agreement.  Each party hereby releases and discharges the other party from any and all liabilities and obligations under the Agreement, other than pursuant to those provisions that survive the termination of the Agreement.  The parties acknowledge and agree that, notwithstanding any language in the Agreement to the contrary, the only provisions of the Agreement that shall survive the termination of the Agreement are those set forth in Article 9 and Article 10 (other than Section 10.4 and Section 10.17) thereof.  Not in any way limiting the foregoing, in full satisfaction of VPCO’s and its affiliates’ obligations under the Agreement to pay certain expenses of IVG and/or VPCO, VPCO shall pay (i) $5,000 to IVG in respect of fees of Kaufman Rossin & Co. (pursuant to Section 4.7 of the Agreement) and (ii) $45,000 to Mason Retail Group (pursuant to Section 4.11 of the Agreement), and in full satisfaction of IVG’s obligations under the Agreement to pay certain expenses of VPCO and its affiliates, IVG shall pay (iii) $5,233.60 to Greenberg Traurig, P.A. (“GT”) in respect of legal fees and costs of GT (pursuant to Section 4.8.3 of the Agreement and the second sentence of Section 7(e) of the Note), (iv) $1,750 to VPCO in respect of documentary stamp taxes (pursuant to Section 4.8.3 of the Agreement and the second sentence of Section 7(e) of the Note) and (v) $5,500 to VPCO in reimbursement of the deposit paid to Ganassi Design in respect of the build out of store fixtures for the Sawgrass Mills store location. With respect to items (i), (iv) and (v), the net amount owed by IVG to VPCO is $2,250, which amount will be paid by IVG within two business days after the date of execution of this letter agreement. Notwithstanding the foregoing, any and all other obligations and expenses incurred or entered into by VPCO or Buyer directly with a third party in connection with the Store Leases entered into by VPCO or Buyer pursuant to Section 4.11 of the Agreement shall, for the avoidance of doubt, be the sole obligation of VPCO and/or Buyer, as applicable.

VPCO and IVG acknowledge that the unpaid principal amount of the Note is $500,000, and IVG affirms the terms of the Note and acknowledges and agrees that the Note shall remain in full force and effect notwithstanding the termination of the Agreement.  For the avoidance of doubt, VPCO and IVG acknowledge and agree that the termination of the Agreement pursuant to this letter agreement shall not constitute an Event of Default pursuant to the Note.  The Sellers’ Representatives, in their capacities as guarantors under the Guaranty (as such term is defined in the Note), hereby affirm the terms of the Guaranty and acknowledge and agree that the Guaranty shall remain in full force and effect notwithstanding the termination of the Agreement.

VPCO and IVG acknowledge and agree that the Letter Agreement dated on or about January 30, 2014 by and between VPCO and IVG (the “NDA”) is hereby terminated effective as of the date of this letter agreement; however, notwithstanding the foregoing, paragraphs 9, 10, 13, 14, 15 and 16 of the NDA shall remain in full force and effect in accordance with their terms notwithstanding the termination of the NDA and the Agreement.

Each of Buyer and VPCO, on the one hand, and IVG, on the other hand, agrees that neither it nor any of its officers, directors or affiliates shall make any written, verbal or electronic statements, or cause or encourage others to make any written, verbal or electronic statements, that defame or disparage the personal or business reputation, competency, practices, or conduct of the other party or its owners, officers, directors or employees. The parties acknowledge and agree that this prohibition extends to written, verbal or electronic statements made to anyone, including but not limited to, the news media, investors, potential investors, any advisory board, industry analysts, competitors, strategic partners, vendors, employees (past and present), and customers; provided, however, that good faith allegations by any party or its affiliates in litigation shall not violate the terms of this paragraph, nor is this paragraph intended to prohibit normal business competition in the ordinary and customary course of business. The parties acknowledge and agree that this paragraph is a material provision of this letter agreement and that any breach of this paragraph shall be a material breach of this letter agreement, that each party would be irreparably harmed by violation of this provision and that each party shall have the right, in addition to all other remedies available at law or in equity, to obtain injunctive relief to prevent such harm.

The parties agree to cooperate in drafting a joint press release announcing the termination of the Agreement and mutually agree on the contents thereof (the “Press Release”). Each of Buyer and VPCO, on the one hand, and IVG, on the other hand, agrees that, other than the Press Release, it shall not issue any press release, make any public statement or announcement or do any other similar thing with respect to the termination of the Agreement without the prior written consent of the other party; provided, however, that a party may make any filing required under applicable securities laws or under any rules or regulations of any securities exchange on which the securities of such party may be listed or traded without the prior written consent of the other party so long as the content of such filing is not inconsistent with the Press Release (for the avoidance of doubt, the description of this letter agreement and the filing thereof as an exhibit to any such filing shall not be deemed to be inconsistent with the Press Release).

This letter agreement shall be governed under the laws of the State of Delaware, without regard to its conflicts of laws principles. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HERETO HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS LETTER AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.  This letter agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together shall constitute one agreement.

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Very truly yours,

INTERNATIONAL VAPOR GROUP, INC.

By:	/s/ Nicolas Molina
Name: Nicolas Molina
Title: CEO

SELLERS’ REPRESENTATIVES

/s/ Nicolas Molina
Nicolas Molina

/s/ David Epstein
David Epstein

/s/ David Herrera
David Herrera

Accepted and Agreed:

VAPOR CORP.

By:	/s/ Harlan Press
Name:	Harlan Press
Title:	Chief Financial Officer

IVGI ACQUISITION, INC.

By:	/s/ Harlan Press
Name:	Harlan Press
Title:	President